Exhibit 99.52

PRESS RELEASE

Monday, November 26, 2007

Inter-Citic Reports On 35 Diamond Drill Holes at Dachang. All Holes Report Gold Mineralization.

Ongoing Infill and Extension Drilling Continues to Report Very Encouraging Results.

November 26, 2007, Toronto, ON: Inter-Citic Minerals Inc. (TSX-ICI) (“Inter-Citic” or “the Company”) President and CEO James Moore, is pleased to report results received from the fifth set of drill holes from its 2007 diamond drill program at its Dachang Gold Project in China.

“We continue to be pleased with both the drilling to extend our current resource area, as well as the results we are receiving as part of our infill drilling program,” said Inter-Citic VP Exploration, Garth Pierce. “We are now routinely intersecting multiple near surface zones of mineralization in both these target areas.”

Highlights:

•	All 35 drill holes reported in this release returned mineralized gold zones, with aggregate widths up to 45 metres within potential open pit depths.

•	Drill hole CJV-248 intersected 15.0 metres of continuous mineralization averaging 4.35 grams per tonne contained gold.

•	Drill hole CJV-250 intersected 6.5 metres of continuous mineralization averaging 8.12 grams per tonne contained gold.

•	Drill hole CJV-252 intersected 15.0 metres of continuous mineralization averaging 4.55 grams per tonne contained gold.

•	Drill hole CJV-256 intersected 7.0 metres of continuous mineralization averaging 8.48 grams per tonne contained gold.

•	Drill hole CJV-274, intersected 10.0 metres of continuous mineralization averaging 4.22 grams per tonne contained gold.

•	Drill hole CJV-280, intersected 21.0 metres of continuous mineralization averaging 4.98 grams per tonne contained gold.

Drill holes on the Dachang Main Zone Extension (DMZ-X) and the Placer Valley Zone (PVZ) areas are in new areas and outside the limits of the resource blocks in the company’s current DMZ resource estimate. Infill holes on the original Dachang Main Zone (DMZ) are testing continuity of the Company’s existing NI 43-101-compliant resource area.

Detailed drilling results are set out in the chart below:

Diamond Drill Hole (DDH) Number	Section & Location	Azimuth/Dip (degrees)	From (metres)	To (metres)	Drill Width (metres)	Gold Assay (grams per tonne)
CJV-244	3400	20/-45	35.00	37.00	2.0	2.23
	PVZ		57.00	59.00	2.0	1.14
			78.00	82.00	4.0	1.86

CJV-246	11700	20/-45	78.00	80.00	2.0	2.98
	DMZ-I		84.00	85.00	1.0	0.73
			92.00	96.00	4.0	3.06
			108.00	109.00	1.0	0.53
			114.00	118.00	4.0	3.17

CJV-247	3300	20/-70	26.00	30.00	4.0	2.46
	DMZ-X		52.50	54.00	1.5	0.66
			62.00	64.00	2.0	1.97
			75.00	77.00	2.0	0.84
			124.50	125.50	1.0	3.86

CJV-248	11700	20/-65	66.00	67.00	1.0	4.53
	DMZ-I		87.00	88.00	1.0	2.19
			101.00	102.00	1.0	1.47
			107.00	108.00	1.0	0.66
			115.00	119.50	4.5	4.06
			125.00	129.00	4.0	0.92
			133.00	134.00	1.0	0.71
			151.00	166.00	15.0	4.35

CJV-249	10900	20/-45	39.00	51.00	12.0	3.66
	DMZ-I		68.00	69.00	1.0	1.28

CJV-250	1300	20/-45	13.00	14.00	1.0	0.65
	DMZ-X		30.50	37.00	6.5	8.12
			40.00	41.50	1.5	0.87
			58.50	61.50	3.0	0.80
			64.50	65.50	1.0	0.96
			90.50	91.50	1.0	0.54
			118.50	119.50	1.0	0.96
			139.50	144.50	5.0	1.99

CJV-251	2700	20/-45	67.30	69.30	2.0	0.91
	DMZ-X

CJV-252	10900	20/-45	45.00	46.00	1.0	1.93
	DMZ-I		62.00	77.00	15.0	4.55
			80.00	81.00	1.0	0.51
			87.00	88.00	1.0	0.54
			93.00	94.00	1.0	0.96
			96.00	97.00	1.0	0.53

Diamond Drill Hole (DDH) Number	Section & Location	Azimuth/Dip (degrees)	From (metres)	To (metres)	Drill Width (metres)	Gold Assay (grams per tonne)
CJV-253	2700	20/-45	15.00	16.00	1.0	1.02
	PVZ		27.50	32.00	4.5	2.91
			69.00	70.00	1.0	1.24

CJV-254	10900	20/-85	15.00	16.00	1.0	0.65
	DMZ-I		52.00	54.00	2.0	1.30
			59.00	60.00	1.0	0.95
			69.00	73.00	4.0	1.17
			82.00	85.00	3.0	7.87
			97.00	99.00	2.0	1.48
			105.00	107.00	2.0	0.78
			114.00	116.00	2.0	2.74
			127.00	134.00	3.0	1.42

CJV-255	2300	20/-45	6.00	10.00	4.0	0.55
	PVZ		25.00	28.00	3.0	1.39
			37.00	38.00	1.0	1.69
			42.00	43.00	1.0	0.87
			55.00	56.00	1.0	2.35
			60.00	64.00	4.0	1.01
			107.00	108.00	1.0	0.76

CJV-256	9000	20/-45	51.00	58.00	7.0	8.48
	DMZ-I

CJV-257	9000	20/-45	90.00	94.00	4.0	2.46
	DMZ-I		97.00	104.00	7.0	3.41

CJV-258	1100	20/-45	55.50	57.50	2.0	0.74
	DMZ-X

CJV-259	2500	20/-45	12.00	14.00	2.0	0.84
	DMZ-I		18.00	20.00	2.0	1.85
			25.00	26.00	1.0	1.24
			85.50	86.50	1.0	4.29
			89.50	90.50	1.0	0.94
			98.50	99.50	1.0	1.71

CJV-260	9000	20/-67	102.00	109.00	7.0	2.87
	DMZ-I		112.00	133.00	21.0	1.11
			138.00	139.00	1.0	2.58

CJV-261	2500	20/-65	15.00	18.00	3.0	2.18
	DMZ-X		83.00	84.00	1.0	1.32

Diamond Drill Hole (DDH) Number	Section & Location	Azimuth/Dip (degrees)	From (metres)	To (metres)	Drill Width (metres)	Gold Assay (grams per tonne)
CJV-262	1300	20/-45	12.00	13.00	1.0	0.74
	DMZ-X		67.00	68.00	1.0	0.75
			70.00	71.00	1.0	0.67
			122.50	123.50	1.0	1.86

CJV-263	9000	20/-45	8.00	9.00	1.0	0.55
	DMZ-I		15.00	16.00	1.0	0.56
			147.00	150.00	3.0	1.00
			153.00	155.00	2.0	2.42
			160.00	162.00	2.0	0.94
			175.00	181.00	6.0	1.55
			190.00	195.00	5.0	0.53
			198.00	203.00	5.0	4.12

CJV-264	1300	20/-65	12.00	13.00	1.0	0.91
	DMZ-X		48.50	49.50	1.0	2.85
			65.00	66.50	1.5	1.07
			77.50	79.50	2.0	0.58

CJV-265	9000	20/-65	138.00	140.00	2.0	1.11
	DMZ-I		143.00	144.00	1.0	2.12
			174.00	179.00	5.0	1.37

CJV-266	1900	20/-65	24.00	28.00	4.0	3.54
	DMZ-X		32.00	33.00	1.0	1.50
			96.00	97.00	1.0	0.61
			122.00	123.00	1.0	0.62
			136.00	137.00	1.0	0.68

CJV-267	1500	20/-45	16.00	18.00	2.0	2.49
	DMZ-X		22.00	29.00	7.0	8.68
			39.00	40.00	1.0	0.89
			45.00	67.00	22.0	1.27
			72.00	75.00	3.0	1.80
			83.00	85.00	2.0	0.84
			122.00	125.00	3.0	3.24

CJV-268	8800	20/-45	9.00	10.00	1.0	0.62
	DMZ-I		137.00	138.00	1.0	1.00

CJV-269	1900	20/-65	18.00	23.00	5.0	1.64
	DMZ-X		71.00	74.00	3.0	0.84
			98.00	110.00	12.0	0.61
			113.00	116.00	3.0	0.91

CJV-270	1500	20/-75	14.00	15.00	1.0	5.16
	DMZ-X		37.00	38.00	1.0	1.28
			48.00	52.00	4.0	0.86
			60.00	61.00	1.0	0.57
			65.00	66.00	1.0	1.18
			69.00	70.00	1.0	1.21
			72.00	73.00	1.0	0.59
			78.00	79.00	1.0	2.12
			87.00	90.00	3.0	0.88
			96.00	97.00	1.0	6.14
			123.00	124.00	1.0	0.58

Diamond Drill Hole (DDH) Number	Section & Location	Azimuth/Dip (degrees)	From (metres)	To (metres)	Drill Width (metres)	Gold Assay (grams per tonne)
CJV-271	1900	20/-60	70.00	73.00	3.0	1.25
	DMZ-X		89.00	93.00	4.0	0.82

CJV271A	1900	20/-65	37.00	38.00	1.0	0.91
	DMZ-X		99.00	100.00	1.0	0.63
			103.00	106.00	3.0	0.78

CJV-272	2500	20/-45	23.00	30.00	7.0	1.51
	DMZ-X		35.00	36.00	1.0	1.20
			45.00	49.00	4.0	1.18
			79.00	81.00	2.0	2.36
			89.00	90.00	1.0	0.80

CJV-273	2925	20/-50	9.20	13.00	3.8	1.73
	DMZ-X

CJV-274	2150	20/-45	16.00	17.00	1.0	1.82
	DMZ-X		32.00	36.00	4.0	2.13
			51.00	54.00	3.0	3.93
			58.00	68.00	10.0	4.22
			83.00	84.00	1.0	0.66
			97.00	98.00	1.0	1.05
			101.00	102.00	1.0	1.18

CJV-276	10500	20/-45	22.00	23.00	1.0	1.21
	DMZ-I		29.00	43.50	14.5	1.83
			54.00	55.50	1.5	2.93

CJV-277	10500	20/-65	11.00	13.00	2.0	1.92
	DMZ-I		17.50	19.00	1.5	0.72
			25.50	28.00	2.5	1.07
			38.00	40.00	2.0	0.94
			45.00	47.00	2.0	4.60

CJV-278	10500	20/-45	74.00	75.00	1.0	2.72
	DMZ-I		80.00	85.00	5.0	2.39
			89.00	97.00	8.0	2.49

CJV-280	10500	20/-65	26.00	27.00	1.0	0.50
	DMZ-I		30.00	31.00	1.0	0.51
			35.00	36.00	1.0	0.96
			65.00	74.00	9.0	0.96
			90.00	91.00	1.0	2.77
			96.00	98.00	2.0	4.28
			110.00	131.00	21.0	4.98
			135.00	143.00	8.0	0.50
			145.00	146.00	1.0	0.55

Assay cut-off for the above table was at 0.5 gpt Au, however, intervals were determined by geological interpretation of consistent mineralized zones. Broader intervals may include waste intervals of up to 2m. There was no evidence of nugget effect and none were topcut. True widths for the intervals above have yet to be determined.

DMZ: Dachang Main Zone – A 2km long zone of mineralization defined by the 2006 DDH program

DMZ-I: Dachang Main Zone-Infill – A 2007 infill hole drilled on the DMZ

DMZ-X: Dachang Main Zone Extension – A new zone of mineralization extending off the eastern end of the DMZ

PVZ: Placer Valley Zone – A new south dipping mineralized fault 1 km south of DMZ

Four diamond drills are now deployed at Dachang. Currently two are continuing to work in new areas of discovery. The other two drills are conducting infill drill work on the known DMZ resource area. Drill core recovery has averaged in excess of 90%. The Company is now averaging in excess of 200 metres per day of drill core productivity.

Maps of the property showing the areas of the current drill program described in this release can be found on the Company’s web-site at www.inter-citic.com.

Sample Methodology:

Drill core samples were taken at geologically significant intervals, typically over one metre. Core recovery was in excess of 90%. The designated sample intervals were cut with a diamond saw by qualified technicians. One half of the cut core was selected for assay with the remaining half being placed back into the core box. Care was taken to ensure that neither half of the core represents a bias with respect to the nature and mineral content of the sample. The sample interval and methodology are consistent with industry standards. Drill core samples were shipped to SGS Geochemical Laboratories (“SGS”) located in Kunming and Tianjin, China for sample preparation and 50g fire assay with AA finish. SGS is the world’s leading inspection, verification, testing and certification company. Analytical work is performed in accordance with recognized standards such as ASTM, ISO, JIS, and other accepted industry standards. Accuracy of the results is tested through the systematic inclusion of reference samples and duplicate samples.

Security of Samples: All of the samples collected at Dachang are stored in a restricted secure storage area. Samples are shipped by truck to Golmud and delivered to Inter-Citic’s courier agent in Golmud for shipment to the various laboratories for analysis. Inter-Citic’s courier agents are present at all transshipment points between Golmud and the laboratories. Exploration at Dachang was conducted with the assistance of the numerous professionals from the Qinghai Geological Survey Institute, working in co-operation with Inter-Citic’s technical team on site and supervised by Mr. Garth Pierce, Vice-President of Exploration.

Mr. Michael W. Leahey, P.Geo., the Company’s internal Qualified Person under the requirements of National Instrument 43-101, has reviewed a copy of this press release.

Mr. B. Terrence Hennessey, P.Geo., of Micon International Limited is a Qualified Person under the requirements of National Instrument 43-101 and has reviewed a copy of this press release.

On Behalf of the Board:

“James J. Moore”

President & CEO

ABOUT INTER-CITIC:

Toronto-based Inter-Citic Minerals Inc. is an exploration and development company with properties in the People’s Republic of China, including its Dachang Gold Project in Qinghai Province. Inter-Citic is listed on the TSX under the symbol ICI. Inter-Citic’s website is www.inter-citic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Stephen Lautens

Vice President, Corporate Communications

Inter-Citic Minerals Inc.

(905) 479-5072 x 227

www.inter-citic.com

stephen@inter-citic.com

Investors are encouraged to review “Risk Factors” associated with the Dachang project as outlined in the Company’s 2006 Financial Statements and Annual Information Form available on the SEDAR website at www.sedar.com. The statements herein that are not historical facts are forward-looking statements. These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the company’s periodic filings with Canadian securities regulators. Actual results could differ from those currently projected. The Company does not assume the obligation to update any forward-looking statement. The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.